Mail Stop 4561
Via Fax (512) 683-8411

July 31, 2009

Alex Davern
Chief Financial Officer
National Instruments
11500 North MoPac Expressway
Austin, TX 78759

> **Re:** **National Instruments**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 7, 2009**
> **File No. 000-25426**

Dear Mr. Davern:

We have reviewed your response letter dated July 10, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 10, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 8. Income Taxes

1. We note your response to our prior comment 1 and your discussion regarding the uncertainty surrounding the Company's realization of the deferred tax asset related to your Hungarian operations. With regards to this information please revise your disclosures in future filings as follows:

   - Revise your footnote disclosures to more clearly explain the periodic releases of the valuation allowance, which should include a discussion of the limitations in forecasting future taxable income for the Hungarian operations beyond two years;

- Expand your risk factor disclosures to address the Company's "significant doubts" as to the long term viability of Hungary as a location for your manufacturing and the key factors behind your decision to consider alternative locations; and

- Enhance your disclosures in the Overview section of MD&A to include a discussion of the on-going uncertainty surrounding your Hungarian operations and the potential transfer of your manufacturing operations to Malaysia, including the potential impact of such move on the Company's liquidity, capital resources, or results of operations. In this regard, MD&A is intended to provide, in one section of a filing, material historical as well as prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief